

December 6, 2013

<u>Via E-mail</u>
Shahar Ginsberg
Chief Executive Officer
ADB International Group, Inc.
1440 West Bitters Road, #1931
San Antonio, TX 78248

   Re: **ADB International Group, Inc.**
       Form 8-K
       Filed April 9, 2013
       File No. 0-54862

Dear Mr. Ginsberg:

   We issued comments on the above captioned filing on April 11, 2013**.** On May 3, 2013**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

   As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

   You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 if you have any questions.

        Sincerely,

        /s/ William H. Thompson

        William H. Thompson
        Accounting Branch Chief